August 5, 2016

Mr. Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-212187

Dear Mr. Oh:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff of the Commission on July 20, 2016 and July 21, 2016, with respect to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on June 22, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

NUVEEN INVESTMENT TRUST

By:	/s/ Kathleen L. Prudhomme
Name:	Kathleen L. Prudhomme
Title:	Vice President and Assistant Secretary